Mail Stop 7010

										October 5, 2005

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re:	Alternative Construction Company, Inc.
	Registration Statement n Form SB-2
	Filed on September 8, 2005
	File No. 333-128191

Dear Mr. Hawkins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because there is currently no market for your common shares please
revise your cover page and plan of distribution to provide that selling security holders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee based upon this offering price and provide the information required by Item 505 of Regulation S-B. Please refer to the section of Rule 457 under which you calculated the filing fee as required by the form.


2. Please revise your filing to ensure that it is clear whose financial statement results you are referring to. For example, in numerous instances in your business section and management`s discussion and analysis you refer to financial results as if they are your own when, in fact, they are the results of your predecessor. In addition, when discussing your results, please be specific to disclose the impact of your acquisitions.

Prospectus Summary, page 6

3. We note the statement that "When we refer in this prospectus to "ACC" or the "Company," "we," "us," and "our," we mean Alternative Construction Company, Inc., a Florida corporation, together with our subsidiary, Alternative Construction Technologies Corporation, a Delaware corporation and Universal Safe Structures, Inc., a Florida corporation." In the third paragraph of this section you mention the existence of a second operating subsidiary, ProSteele Builders Corporation. Do you mean to exclude ProSteele from these references?
Please revise.

4. Please disclose when Alternative Construction Company was formed and its business activities prior to its acquisition of Alternative
Construction Technologies Corp. For instance, state the purpose for which it was formed. Also, disclose when your operating subsidiaries were formed.

5. We note that certain financial statement data presented here does not agree with the applicable financial statements. Please revise as appropriate.

The Offering, page 6

6. Please reconcile the number of shares on the cover page of the prospectus with the number listed in this section, Description of Securities section, Registration Rights section, and the legal opinion.

Risk Factors, page 8

7. Please avoid language in risk factors like "adversely affect," or
"material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations.
Also, some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described.

8. We note that the net loss from inception of $687,000 that you disclose in your second risk factor does not appear to agree to your financial statements. Please revise as appropriate.

9. Please do not include risks that are not currently material, or clarify why risks are currently material and explain why they are not applicable to any other manufacturer or business. For example, your risk entitled "If the ACTech Panel (tm) and Related Products Do Not
Gain Widespread Market Acceptance..." states that the market place currently accepts these panels. It goes on to state the strengths of your market position without elaborating on the specific risks. Further, the risk factor entitled "Unanticipated Problems Associated with Product

Development..." appears to be applicable to any company in your industry. These are just two examples of risks that do not appear to be currently material. Your risk factor section may contain other risks that should be removed or elaborated upon in response to this comment. If your disclosure describes risks that are boilerplate or not currently material risks, you should eliminate then.

Our Ability to Implement Our Business Plan Depends On Our Ability to
Attract and Retain Key Personnel, page 9

10. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. For example, are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? You also state that key personnel can be replaced in short order. Therefore, it appears that this risk factor may be generic. Please revise or delete as appropriate.

Where You Can Find More Information, page 12

11. Please include your S.E.C. filing number in this section.

12. Please delete the mention of public reference rooms in Chicago and New York.

Use of Proceeds, page 12

13. Please disclose that there is no guarantee that warrants will ever be exercised.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 12

14. Please disclose the costs of acquiring Alternative
Technologies
Corporation, Quality Metal Systems, Universal Safe Structures, and ProSteel Builders Corporation.

15. Please revise this entire section to discuss in greater detail the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. .

16. Please revise to disclose greater detail about the reasons for your changes in results of operations and financial condition for each period presented. Disclose the reasons for the changes, quantifying each component in percentages as well as absolute dollar amounts. For instance, please address:
* Net revenues for the year ended December 31, 2004 as compared to December 31, 2003;
* The expansion into the classroom market in Florida;


* The marketing and project bidding levels necessary to provide the market with information about you and your products. Describe these efforts and why they appear not to have been enough to facilitate higher revenues;
* The reasons you did not invest in building the ACTech Panel brand and infrastructure;
* The reasons for shifting office staff to production work;
* The reasons for the change in operating losses;
* The reasons for the change in cash and sources of liquidity;
* Please disclose more detail about the increase in production levels, negotiation of material prices, the better utilization of personnel and equipment in 2005;
* Changes in accounts receivables.

Cash and Sources of Liquidity, page 14

17. Please disclose the principal terms of your credit facilities.

18. We note your statement that future liquidity and capital requirements will be provided through operations, debt and capital financing. Please discuss any plans for securing such financing.

Critical Accounting Policies, page 14

19. We note your disclosure that you completed impairment testing for your goodwill and patents as of December 31, 2003. Please tell us what the carrying value for your existing goodwill and patents was at that time; it appears that no value was assigned to these assets. In addition, please revise your disclosure as appropriate.

Six Months Ended June 30, 2005 Compared to the Six Months Ended
June
30, 2004, page 16

20. Please disclose what your marketing budget entailed and describe your marketing efforts in greater detail.

21. Please describe the consulting which accounted for the partial increase in professional expenses in 2005 versus 2004.

22. Please disclose what the cash procurement fees consisted of.

23. Please tell us how you accounted for your cash procurement fees of $242,000. In addition, tell us where such fees are reflected in your financial statements.

Cash and Sources of Liquidity, page 16

24. Please disclose the principal terms of the loans obtained from management and file all agreements as exhibits.

25. Please disclose the principal terms of the $800,000 credit line maintained with raw materials vendors.

26. Please provide a discussion explaining why future financing is dependent upon the continued development and testing of advancements in the ACTech Panel and related products as well as intellectual property protection.

Critical Accounting Policies, page 17

27. We note that this disclosure is also located on page 14. It is unclear to us why you have repeated it. Please revise as appropriate.

Market for Common Equity and Related Stockholder Matters, page 17

28. Please provide a basis for your expectation that your shares will be traded on the OTC Bulletin Board or Pink Sheets in the third quarter of fiscal year 2005. Please note that you should not imply that your shares will be publicly quoted. Please describe the steps you have taken to accomplish this. For instance, have you contacted an authorized OTCBB market maker for sponsorship of your securities on the OTCBB?

Description of Business
Overview, page 18

29. Please provide a basis for your statements that you are a leader in the production of patented, galvanized-steel, interlocking Structural Insulated Panels and that your panels are at the forefront of green building technology. Please revise to specify the measure upon which you base these statements and disclose why your panels could be considered environmentally unique technology. If specific information is based on your belief, we will not object to a statement to that effect where the information appears.

30. You state that industry testing and research supports your product claims. Please tell us supplementally who conducted the testing and whether this testing and research was prepared for you or for use in this prospectus, or whether it is widely and publicly available. We may have further comment.

31. We note that in 2004, commercial builders continued to provide a significant portion of your revenue. Please break down the percentage of your revenue derived from your various product categories such as safe rooms and SIP`s for the periods discussed.

32. We note that in 2005 you began to expand into classroom production, other governmental uses, and the international and domestic residential business. Please elaborate on your international residential business.

33. Please quantify and explain what you mean by a "significant sales pipeline."





Products and Services, page 19

34. Please elaborate on your claims of cost and energy efficiency and disaster tolerant materials. Provide a basis for all claims and quantify, to the extent possible, these claims as they compare to other common building materials used in your industry. Also, define and explain technical terms such as "R-factor" and "off-gassing."

35. You state that your Structural Insulated Panels are used in structures as varied as affordable housing, upscale housing, modular buildings and high-rise buildings. Disclose the percentage of your revenues derived from each of these end-use markets.

Safe Rooms, page 19

36. Please disclose the percentage of your revenue derived from safe rooms versus SIP`s and disclose the non-residential markets you have serviced with this product.

Construction Services, page 19

37. Please disclose what construction related services ProSteel
Builders provides.

38. Please disclose whether you have an agreement with ProSteel and
Advanced Construction Partners to use your panels on an exclusive basis. Please file any material agreements as exhibits.

Research and Development, page 19

39. Please describe the certification standards that your ACTech
Panels have met.

40. We note your plans to continue and increase research and development. Please disclose these plans in more detail. For instance, how much do you plan to spend, what applications will you research, and do you plan to conduct any of the research in-house or utilize an outside source?

41. We note your statement that your research will include the safe rooms that address a common as well as a different marketplace.
Please clarify what you mean by these marketplaces.

Regulatory Matters, page 20

42. Briefly describe the federal and state regulation that your products are subject to and quantify the costs of compliance.

Patents and Trademarks, page 20

43. Please clarify what you mean by the statement that your manufacturing patent "precludes competition on an economic basis."


Product Distribution and Customers, page 20

44. Please disclose the names of the companies with whom you have distribution agreements and file these agreements as exhibits.


45. Please name your three major customers that comprised 85% of your revenue and file any contracts as exhibits.

46. Please disclose the material terms of your agreements with International Construction Technologies, Inc. and Global Resources and Solutions Corporation and file them as exhibits. Identify the international communities to be serviced by these agreements, update this prospectus to the latest date practicable and disclose whether you have shipped to the other two countries.

47. Please disclose the material terms of ProSteel`s agreement with
Alternative Construction Partners, LLC.

48. We note that you have three distributors. Please disclose the number and types of other sales and marketing agreements you have. Also, describe your internal sales force. For instance, are these contract employees or included in the twenty-seven full time employees mentioned on page 21?

49. Please disclose, if material, the names of the counties you entered into agreements with, describe the material terms of these agreements, and file them as exhibits. Explain what you mean by exclusive rights of distribution.

50. Please disclose your distribution costs and plans in light of your pursuit of international business. We note your risk factor mentioning the possible prohibitive costs associated with international shipping.

Competition, page 21

51. Please explain how the testing and certifications your products have undergone translate into a dominant position in the market.
For
instance, are yours the only products to receive such testing and certification?

52. Please provide a basis for your statement that products utilizing wood lose opportunities to derive sales from the environmental community. In discussing your claims to environmental advantage, discuss the impact your use of various foam chemicals may or may not have on the assessment of your environmental worthiness by others. Also, identify the organization that has classified your panels as "green."

53. Describe the entities you recognize as competitors and the markets in which you compete. Disclose the size of the structured insulated panel industry, its largest participants, and the percentage of the market you have, if known. Also, please describe your basis for concluding that you have only one comparable competitor, name this competitor, and disclose its percentage of the market versus yours. In this regard, we note the risk factor entitled "We May Fail to Compete Effectively Against Larger Companies" states that your competitors are larger and may have more market acceptance while this section seems to minimize these facts.
Please clarify your competitive position.

54. Please describe in more detail the pricing in your various markets and the basis for your statement that your products are significantly lower than those of your competitors. Briefly summarize your cost analysis which resulted in the conclusion that ACTech Panel has a significantly better per foot cost. How do the factors you mention specifically impact this analysis?

Marketing, page 21

55. Please identify the group in Texas that you are working with to introduce the classroom market. Disclose whether you have definitive agreements with this group and the material terms of any agreements.

56. Please provide a basis for your projections of growth in the educational market and 2005 sales.

57. Supplementally, please provide the names of the countries you are currently negotiating with and describe the status of those negotiations. Update to your prospectus to the latest practicable date and disclose whether you have received a purchase order from The
Republic of Chad.  We may have further comment.

Management, page 22

58. Please disclose the dates during which Mr. Hawkins worked at the businesses listed in his biography as well as the nature of his duties and the companies` business activities. Provide his business experience for the past five years. Additionally, we note that Mr.
Hawkins has served as an officer and director of other start-up companies. Please identify the reporting companies he is a director for. Please provide similar disclosure for each of your officers and directors. Please refer to Item 401(a)(4)&(5) of Regulation S-B.

Executive Compensation, page 24

59. We note your disclosure that the officers are no longer serving in their positions. However, this appears to conflict with the compensation table where current year salary is presented. Please revise as appropriate. In addition, directors should not be included in the compensation table since they do not meet the definition of an employee. Therefore, please revise the disclosure for Willis Kilpatrick as appropriate.




Certain Relationships and Related Transactions, page 25

60. Please disclose the dollar value for all related party transactions disclosed.

61. Please describe the investment banking and consulting services, as well as the consideration for such services, to be provided by Avante Holding Group, Inc.

Selling Shareholders, page 26

62. Please disclose how each of your selling security holders obtained their shares.

63. Please disclose any office, position or other material relationship each selling shareholder has had with you, your predecessor or affiliates in the past three years.

64. For any selling stockholders that are not natural persons public or companies, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

65. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances. We note your statements in the Plan of Distribution about successors in interest but also note that the above representation is not made.

Plan of Distribution, page 28

66. We note that one of the selling methods by which the shareholders may sell their securities is through underwriters and your statement that "selling shareholders may not effect any sale or distribution of the shares pursuant to this prospectus until after the prospectus has been appropriately amended or supplemented, if required." Please note that if the selling shareholders enter into an agreement, after effectiveness, to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, the company should file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution and revise the disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally supplementally confirm your awareness that prior to any involvement of any broker-dealer in
	the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements form the NASD Corporate Finance Department. Please revise the disclosure to delete the reference to selling through underwriters or indicate in the disclosure that the company will file a post-effective amendment addressing the above information. We may have further comment.

Description of Securities, page 29

67. The last paragraph in your section on convertible notes appears incomplete. Please revise as appropriate.

68. Please disclose the terms of the convertible notes. For instance, please describe anti-dilution adjustments and conversion prices and terms. We may have further comment.

Report of Independent Registered Public Accounting Firm, page F-2

69. Please advise us about the following:

* We were unable to confirm that your independent accountant, Liebman
Goldberg & Drogin, LLP. is currently licensed in Florida.
* We assume that the operations and assets of your company are located in Florida. Tell us why you selected a New York accounting firm to perform your audit.
* Tell us if the audit was performed in New York or Florida.
* Tell us how you have met the requirements to provide financial statements audited by an auditor who meets the requirements of Rule
2-01(a) of Regulation S-X.
* Tell us what consideration you have given to Florida state laws governing audits of Florida companies performed by accountants who are licensed by other states.

70. Please have your accountants revise their report to disclose if the audits were conducted in accordance with standards set by the PCAOB.

Combined Statements of Cash Flows, page F-5

71. The amounts you have included as shareholder advances do not appear to agree with the disclosures in your Combined Statements of
Shareholders` Equity on page F-6 or in Note 6. Please clarify or revise as appropriate.

Consolidated Statement of Operations and Deficit, page F-16

72. Please revise to include disclosure related to your earnings per share of common stock. Reference FAS 128.

Supplemental Financial Statement Schedules, page F-19

73. Please note that the schedules you have presented on pages F-
19
through F-24 are not required. If you prefer to include the schedules in your filing, please relocate them to follow your financial statement footnotes. In addition, the schedules should be revised to include the impact of your acquisitions.

Note 1-Summary of Significant Accounting Policies
Basis of Consolidation, page F-25

74. Please revise to include a comprehensive discussion on how you have accounted for the acquisition of ACT, USS and PSB. In this regard, please tell us the following:
* If you concluded that the acquisitions were business combinations or recapitalizations. Reference FAS 141.
* How you determined the cost of the acquired companies.
* How the fair value of the ACC Series A Preferred Stock was determined.
* How you have considered the amendments to the notes payable in your determination of the cost of the companies.
* How the acquisitions were reflected in your financial statements, including why you have a beginning accumulated deficit.
* How you allocated the cost of the acquired companies to assets acquired and liabilities assumed.
Revenue Recognition, page F-25

75. Please expand your disclosure to include a more comprehensive discussion on how you have considered the revenue recognition guidance in SAB 104.

Accounts Receivable, page F-26

76. Please provide us with a comprehensive description of your factoring arrangement with The Hamilton Group. In this regard, given that the amounts are guaranteed by your CEO, it is unclear to us how you determined that a sale has taken place. Reference FAS 140.

Note 9-Common Stock and Additional Paid-In Capital, page F-33

77. Please revise to clarify if your financial statements have been restated to account for your reverse stock split. If you have not restated your financials for the split, please do so. Reference
SAB
Topic 4C.

78. We note that your Series B preferred stock is guaranteed by your
CEO. Tell us what consideration you gave to this fact in determining that the stock should be classified in permanent equity.

79. Please revise to disclose how you are accounting for the warrants you have issued. In this regard, please also disclose the assumptions you used to value your warrants. Reference FAS 123 and
EITF 96-18.

80. Please tell us how you have considered your registration rights agreement in determining whether your warrants and preferred stock need to be classified as a liability. Reference paragraph 14 of EITF
00-19.

81. We note that you have granted options to officers, directors, employees and independent directors. Please clarify for us what the grant date of these options was. We further note that the grant price for these options ranged from $0.25 to $0.75 per share. Please tell us how you are accounting for these options and if any compensation expense was recorded. In addition, please tell us what the current status is of the 2004 Stock Option Plan for the Alternative Construction Company, Inc. Note that if any options remain under this plan, the required disclosures under paragraphs 47-
48 of FAS 123 should be included in your filing.

Part II
Item 25. Other Expenses of Issuance and Distribution, page II-1

82. Please reconcile the amount of the registration fee listed in this section with the amount in the fee table.

83. We note that you maintain officer and director liability insurance. Please include a separate item listing any premium paid by you on this policy. Refer to Item 511(a)(2) of Regulation S-B.





Item 26. Recent Sales of Unregistered Securities, page II-1

84. Please reconsider your current disclosure under this section that you have not had any sales of unregistered securities in light of the fact that you issued 7,548 shares of common stock in exchange for the services of Steves Rodriguez in October 2004. The issuance of unregistered securities in exchange for cash or services should be disclosed. Please refer to Item 701 of Regulation S-B.

Legal Opinion

85. Please opine upon the legality of the securities under the laws of the State of Florida.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Armelin at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729 with any other questions.

      					Sincerely,

								Pamela A. Long
								Assistant Director

CC:	Thomas G. Amon
	(212) 819-2427
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Michael W. Hawkins
Alternative Construction Company, Inc.
Page 1 of 14


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE